

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

June 20, 2008

Mr. Pat Obara
Chief Financial Officer
Uranium Energy Corp.
9801 Anderson Mill Rd., Suite 230
Austin, Texas 78750

Re: **Uranium Energy Corp.**
        Form 10-KSB/A for the Transition Period Ended July 31, 2007
        File No. 1-33706

Dear. Mr. Obara:

        We have completed our review of your filing, and do not, at this time, have any further comments.

                                        Sincerely,

                                        Karl Hiller
                                        Branch Chief